                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                    AVP, Inc.
                                    ---------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    0241A205
                                    --------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 2 of 25 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    DIKER GP, LLC.   (37-1444083)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,661,330(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,661,330(1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,661,330(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.02%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes Warrants to purchase 541,177 Shares, at a price of $1.00 per share, exercisable within 60 days from the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 3 of 25 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    DIKER MANAGEMENT, LLC   (04-3616914)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,661,330(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,661,330(1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,661,330(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.02%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes Warrants to purchase 541,177 Shares, at a price of $1.00 per share, exercisable within 60 days from the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 4 of 25 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CHARLES M. DIKER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,661,330(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,661,330(1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,661,330(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.02%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes Warrants to purchase 541,177 Shares, at a price of $1.00 per share, exercisable within 60 days from the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 5 of 25 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK N. DIKER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,661,330(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,661,330(1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,661,330(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.02%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes Warrants to purchase 541,177 Shares, at a price of $1.00 per share, exercisable within 60 days from the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 6 of 25 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    DIKER MICRO VALUE FUND, LP   (75-3124944)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,087,017(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,087,017(1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,087,017(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.45%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes Warrants to purchase 187,282 Shares, at a price of $1.00 per share, exercisable within 60 days from the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 7 of 25 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    DIKER MICRO VALUE QP FUND, LP   (30-0317781)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,306,359(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,306,359(1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,306,359(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.54%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes Warrants to purchase 201,520 Shares, at a price of $1.00 per share, exercisable within 60 days from the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 8 of 25 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    DIKER MICRO & SMALL CAP FUND, LP   (41-2131113)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   633,301(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              633,301(1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    633,301(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.19%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  Warrants to purchase 90,744 Shares, at a price of $1.00 per share, exercisable within 60 days from the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 9 of 25 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    DIKER M&S CAP MASTER, LTD.   (98-0428854)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   634,653(1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              634,653(1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    634,653(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.20%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  Warrants to purchase 61,631 Shares, at a price of $1.00 per share, exercisable within 60 days from the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 10 of 25 Pages
---------------------                                     ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  par value
$.001 per share (the "Shares"), of AVP, Inc. (the "Issuer").  The address of the principal  executive offices of the Issuer is 6100 Center Drive,  Suite 900, Los
Angeles, California, 90045.

Item 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

            (i)    Diker   Micro-Value  Fund,  LP  ("MV"),  a  Delaware  limited
                   partnership, with respect to the Shares owned by it;

            (ii)   Diker  Micro-Value QP Fund, LP ("MVQP"),  a Delaware  limited partnership, with respect to the Shares owned by it;

            (iii)  Diker Micro & Small Cap Fund, LP ("MS"),  a Delaware  limited partnership, with respect to the Shares owned by it;

            (iv)   Diker M&S Cap Master, Ltd., a Cayman Islands exempted company
                   ("MSCM"  and  together  with  MV,  MVQP  and MS,  the  "Diker
                   Funds"), with respect to the Shares owned by it;

            (v)    Diker GP, LLC, a Delaware limited  liability  company ("Diker
                   GP") who serves as the  general  partner of each of the Diker
                   Funds, with respect to the Shares owned by the Diker Funds;

            (vi)   Diker  Management,  LLC, a Delaware limited liability company
                   ("Diker  Management") who serves as the investment manager of
                   each  of  the  Diker  Funds,   with  respect  to  the  Shares
                   owned by the Diker Funds

            (vii)  Charles M. Diker,  who serves as the managing  member of each of Diker GP and Diker Management,  with respect to the Shares beneficially  owned by each of Diker GP and Diker  Managment;
                   and

            (viii) Mark N. Diker,  who serves as the managing  member of each of
                   Diker GP and Diker  Management,  with  respect  to the Shares beneficially owned by each of Diker GP and Diker Managment;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 11 of 25 Pages
---------------------                                     ----------------------

      (b) The principal business address of each of the Reporting Persons is 745
Fifth Avenue, Suite 1409, New York, New York 10151.

      (c) The principal  business of each of MV, MVQP, MS and MSCM is serving as a private  investment fund. The principal business of each of Diker GP and Diker
Management  is investing  for accounts  under their  management.  The  principal occupation  of each of Charles M. Diker and Mark N. Diker is to act as  managing member for each of Diker GP and Diker Management.  The officers and directors of
MSCM are set forth on Schedule A and incorporated by reference in this Item 2.

      (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) No Reporting  Person has, during the last five years,  been party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of  Charles M. Diker and Mark N. Diker is a citizen of the United
States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase cost of the 3,661,330  Shares  (inclusive of
Warrants) beneficially owned in the aggregate by all of the Reporting Persons is approximately  $2,858,257,  including  brokerage  commissions.  The Shares  were acquired by the  Reporting  Persons  with  investment  funds in  accounts  under management.

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market, on such terms and at such times as the Reporting Persons may deem advisable.

            On April 10, 2007, Diker Management  delivered a letter to the Board of Directors of the Issuer  expressing  that Diker  Management  has  significant reservations about the proposed  acquisition of the Issuer by certain affiliates of Shamrock Holdings, Inc. for $1.23 per share (the "Proposed Transaction").  In the letter,  Diker Management states,  among other things, that (i) the proposed
$1.23 per share  consideration  is grossly  inadequate  and (ii) the  process by which the deal was  proposed  and  evaluated  was flawed by clear  conflicts  of interest.  The letter urges the Board of Directors  to  reconsider  the Proposed
Transaction  and states that if the terms of the  Proposed  Transaction  are not amended to better reflect the true value of the Issuer,  Diker  Management  will

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 12 of 25 Pages
---------------------                                     ----------------------

not support the Proposed Transaction. A copy of the letter is attached hereto as
Exhibit 2 and is incorporated herein by reference.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management,  the Board of Directors,  other shareholders of the
Issuer and other  relevant  parties  concerning  the  Proposed  Transaction  and potentially  concerning  other  matters with respect to the  Reporting  Persons'
investment  in  the  Shares,  including,   without  limitation,   the  business,
operations,  governance,  management,  strategy  and future plans of the Issuer.
Depending on various factors,  including,  without limitation, the status of the
Proposed Transaction and the apparent level of shareholder support therefor, the terms  of any  alternative  transactions  that  may be  proposed,  the  Issuer's financial  position  and  strategic  direction,  the outcome of any  discussions referenced above,  actions taken by the Board of Directors,  price levels of the
Shares,  other  investment  opportunities  available to the  Reporting  Persons,
conditions  in  the  securities   market  and  general   economic  and  industry
conditions,  the  Reporting  Persons  may in the future take such  actions  with respect to their  investment in the Issuer as they deem  appropriate  including, without limitation,  purchasing additional Shares,  selling some or all of their
Shares,  engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing  their  intention  with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The aggregate  percentage of Shares  reported owned by the Reporting
Persons is based upon 19,773,921  Shares  outstanding,  as of December 31, 2006, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Annual Report on Form 10-KSB,  filed with the Securities and Exchange Commission on March 29, 2007.  The Shares  issuable upon exercise of the Warrants  owned by each  Reporting  Person  shall be deemed to be  outstanding  for the  purpose of calculating each Reporting Person's percentage ownership but shall not be deemed to be outstanding for the purpose of calculating the percentage ownership by any other Reporting Person.

A.    MV

      (a)   As of April  10,  2007,  MV  beneficially  owned  1,087,017  Shares, including  Warrants to purchase 187,282 Shares,  at a price of $1.00 per share, exercisable within 60 days from the date hereof.

            Percentage: 5.45% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 1,087,017
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 1,087,017

      (c)   The transactions in the Shares by MV within the past 60 days, which, unless otherwise noted,  were all in the open market,  are set forth in Schedule B and incorporated by reference.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 13 of 25 Pages
---------------------                                     ----------------------

B.    MVQP

      (a)   As of April 10, 2007,  MVQP  beneficially  owned  1,306,359  Shares, including  Warrants to purchase 201,520 Shares,  at a price of $1.00 per share, exercisable within 60 days from the date hereof.

            Percentage: 6.54% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 1,306,359
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 1,306,359

      (c)   The  transactions  in the  Shares by MVQP  within  the past 60 days, which,  unless otherwise noted, were all in the open market, are set forth in Schedule B and incorporated by reference.

C.    MS

      (a)   As  of  April  10,  2007,  MS  beneficially  owned  633,301  Shares, including  Warrants to purchase  90,744 Shares,  at a price of $1.00 per share, exercisable within 60 days from the date hereof.

            Percentage: 3.19% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 633,301
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 633,301

      (c)   The transactions in the Shares by MS within the past 60 days, which, unless otherwise noted,  were all in the open market,  are set forth in Schedule B and incorporated by reference.

D.    MSCM

      (a)   As of April  10,  2007,  MSCM  beneficially  owned  634,653  Shares, including  Warrants to purchase  61,631 Shares,  at a price of $1.00 per share, exercisable within 60 days from the date hereof.

            Percentage: 3.20% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 634,653
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 634,653

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 14 of 25 Pages
---------------------                                     ----------------------

      (c)   The  transactions  in the  Shares by MSCM  within  the past 60 days, which,  unless otherwise noted, were all in the open market, are set forth in Schedule B and incorporated by reference.

E.    Diker GP

      (a)   As of April 10,  2007,  as the general  partner of each of the Diker
            Funds,  Diker GP may be deemed the beneficial owner of the 3,661,330
            Shares beneficially owned, in the aggregate, by the Diker Funds.

            Percentage: 18.02% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 3,661,330
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 3,661,330

      (c)   Diker GP did not enter  into any  transactions  in the Shares in the past 60 days. The  transactions in the Shares in the past 60 days on behalf of MV, MVQP, MS and MSCM, which, unless otherwise noted, were
            all  in  the  open  market,   are  set  forth  in  Schedule  B,  and
            incorporated by reference.

F.    Diker Management

      (a)   As of April 10, 2007, as the investment manager of each of the Diker
            Funds,  Diker  Management may be deemed the beneficial  owner of the
            3,661,330 Shares beneficially owned, in the aggregate,  by the Diker
            Funds.

            Percentage: 18.02% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 3,661,330
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 3,661,330

      (c)   Diker  Management did not enter into any  transactions in the Shares in the past 60 days. The  transactions  in the Shares in the past 60 days on behalf of MV, MVQP,  MS and MSCM,  which,  unless  otherwise noted, were all in the open market, are set forth in Schedule B, and incorporated by reference.

G.    Charles M. Diker and Mark N. Diker

      (a)   As of April 10, 2007,  as the  managing  members of each of Diker GP and Diker  Management,  Charles  M.  Diker and Mark N.  Diker may be
            deemed the beneficial  owners of the 3,661,330  Shares  beneficially owned by Diker GP and Diker Management.

            Percentage: 18.02% as of the date hereof.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 15 of 25 Pages
---------------------                                     ----------------------

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 3,661,330
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 3,661,330

      (c)   Neither  Charles  M. Diker nor Mark N.  Diker has  entered  into any transactions in the Shares in the past 60 days. The  transactions in the Shares in the past 60 days on behalf of MV,  MVQP,  MS and MSCM, which,  unless otherwise noted, were all in the open market, are set forth in Schedule B, and incorporated by reference.

      (d)   No person  other  than the  Reporting  Persons  is known to have the right to receive,  or the power to direct the  receipt of  dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e)   Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On April 10, 2007, MV, MVQP, MS, MSCM,  Diker GP, Diker  Management,
Charles M. Diker and Mark N. Diker  (collectively,  the "Group")  entered into a
Joint  Filing  Agreement  (the "Joint  Filing  Agreement")  in which the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with  respect to the  securities  of the Issuer to the  extent  required  by applicable  law. The Joint Filing  Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1.    Joint Filing Agreement by and among Diker GP, LLC, Diker Management,
            LLC, Charles M. Diker,  Mark N. Diker,  Diker  Micro-Value Fund, LP,
            Diker  Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund, LP and
            Diker M&S Cap Master Ltd., dated April 10, 2007.

      2.    Letter from Diker  Management,  LLC to the Board of Directors of the
            Issuer, dated April 10, 2007.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 16 of 25 Pages
---------------------                                     ----------------------

                                   SIGNATURES
                                   ----------

After  reasonable  inquiry and to the best of his knowledge and belief,  each of the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated: April 10, 2007         DIKER GP, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              DIKER MANAGEMENT, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              DIKER MICRO-VALUE FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              DIKER MICRO-VALUE QP FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              DIKER MICRO & SMALL CAP FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 17 of 25 Pages
---------------------                                     ----------------------

                              DIKER M&S CAP MASTER LTD.

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              /s/ Charles M. Diker
                              ---------------------------------------
                              CHARLES M. DIKER

                              /s/ Mark N. Diker
                              ---------------------------------------
                              MARK N. DIKER

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 18 of 25 Pages
---------------------                                     ----------------------

                                   SCHEDULE A
                                   ----------

             DIRECTORS AND OFFICERS OF DIKER M&S CAP MASTER LTD.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

David Bree                Managing Director of dms    PO Box 31910SMB
Director                  Management Ltd.             Ansbacher House
                                                      20 Genesis St
                                                      George Town
                                                      Grand Cayman, Cayman
                                                      Islands

Don Seymour               Managing Director of dms    PO Box 31910SMB
Director                  Management Ltd.             Ansbacher House
                                                      20 Genesis St
                                                      George Town
                                                      Grand Cayman, Cayman
                                                      Islands

Mark Diker                Managing Member, Diker      745 Fifth Avenue
Director                  Management, LLC             Suite 1409
                                                      New York, New York 10153

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 19 of 25 Pages
---------------------                                     ----------------------

                                   SCHEDULE B
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)              Share($)              Purchase / Sale
    ------------------              --------              ---------------

                           DIKER MICRO-VALUE FUND, LP
                           --------------------------

          32,520                     1.2500                  04/10/07

                          DIKER MICRO-VALUE QP FUND, LP
                          -----------------------------

          28,044                     1.2500                  04/10/07

                        DIKER MICRO & SMALL CAP FUND, LP
                        --------------------------------

          69,069                     1.2400                  04/09/07
          60,844                     1.2500                  04/10/07

                           DIKER M&S CAP MASTER, LTD.
                           --------------------------

         159,431                     1.2400                  04/09/07
          64,360                     1.2500                  04/10/07

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 20 of 25 Pages
---------------------                                     ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                             Page
      -------                                                             ----

1.    Joint Filing  Agreement  by and among Diker GP, LLC,  Diker          21
      Management,  LLC,  Charles M. Diker,  Mark N. Diker,  Diker
      Micro Value Fund,  LP, Diker Micro Value QP Fund, LP, Diker
      Micro and Small Cap Fund, LP and Diker M&S Cap Master Ltd.,
      dated April 10, 2007.

2.    Letter  from  Diker  Management,  LLC  to  the  Independent       23 to 25
      Members  of the Board of  Directors  of the  Issuer,  dated
      April 10, 2007.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 21 of 25 Pages
---------------------                                     ----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule 13D dated April 10,
2007  (including  amendments  thereto)  with respect to the Common Stock of AVP,
Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 10, 2007         DIKER GP, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              DIKER MANAGEMENT, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              DIKER MICRO-VALUE FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              DIKER MICRO-VALUE QP FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              DIKER MICRO & SMALL CAP FUND, LP

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 22 of 25 Pages
---------------------                                     ----------------------

                              DIKER M&S CAP MASTER LTD.

                              By: Diker GP, LLC,
                              Its General Partner

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member

                              /s/ Charles M. Diker
                              ---------------------------------------
                              CHARLES M. DIKER

                              /s/ Mark N. Diker
                              ---------------------------------------
                              MARK N. DIKER

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 23 of 25 Pages
---------------------                                     ----------------------

[DIKER MANAGEMENT, LLC LETTERHEAD]

April 10, 2007

Board of Directors
AVP, Inc.
6100 Center Drive
Suite 900
Los Angeles, CA  90045

Dear Board Members,

Diker  Management,  LLC  and  its  affiliates  are the  second  largest  outside shareholder of AVP, Inc. ("AVP" or the "Company"). We currently own in excess of
3.1  million  shares  of common  stock -  approximately  15.8% of the  Company's outstanding  common stock,  and hold warrants to purchase an additional  541,177 shares.

We invested in AVP after  significant  due diligence  and analysis  based on our positive view of the longer-term prospects for the Company. We have been pleased with the execution of management to date, but we have strong  reservations about the  proposed  below-market-price  acquisition  of  the  Company  by a  Shamrock
Holdings entity.  This offer is grossly  inadequate and the process by which the deal was evaluated is flawed by clear conflicts of interest.

If the terms of the Merger  Agreement are not amended to better reflect the true value of the Company,  Diker  Management and its affiliates will not support the transaction.  Diker  Managment  and its  affiliates  may  also  decide  to elect appraisal rights if the terms of the Merger  Agreement are not amended.  In such circumstances  Shamrock will have effectively been given a non-binding option to purchase AVP since Shamrock may elect to terminate the Merger Agreement if 5% or more of AVP's stockholders elect appraisal rights.

The  proposed  consideration  of $1.23  per  share is  significantly  below  the intrinsic value of the Company.  Specifically, the proposed acquisition price is a staggering 18% below the prior day's closing price of $1.50, an anomaly in the world of  acquisitions.  From the start of 2007 until the  announcement  of this shareholder-value-destroying  acquisition,  the average  closing  share price of
AVPI is $1.39 (on material cumulative volume of 1.36 million shares).  The share price has closed above the  proposed  acquisition  price each and every  trading session over the past two months,  except for one (February 12, 2007). The stock has closed as high at $1.75  (January 22, 2007, a day on which the shares saw an intraday  high of $2.00).  We further  note that due to the $5.1 million cash on
AVP's balance sheet as of December 31, 2006,  Shamrock's offer is actually $0.17 per share less than the $1.23  (using  the  implied  30m  shares,  options,  and warrants included in Shamrock's offer).

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 24 of 25 Pages
---------------------                                     ----------------------

We believe that the Shamrock offer  seriously  undervalues  the Company based on historical  results and also denies AVP's public  shareholders their opportunity to participate in the Company's strong future growth.

As its 2006 Form 10KSB makes obvious, AVP's current business momentum is strong.
Revenues grew 38% in 2006, and gross profit  expanded by 80%. Net loss decreased very  significantly  from $(8.96) million to a near-break-even  level of $(0.34)
million.   Published  GAAP  results   actually   understate  AVP's  strong  2006
performance.  To quote AVP's 2006 10KSB: "Net income for the year ended December
31, 2006 would have been $0.1 million ... if warrant expense, the contra-revenue expense  resulting  from the issue of warrants  to the title  sponsor of the AVP tour, and the gain on warrant derivative were excluded from net income." We also note that, excluding  administrative costs associated with the capital raise and one-time expenses such as $300,000 spent to redesign the logo to include the new title sponsor, AVP would have been significantly profitable in 2006.

Moreover,  AVP's future prospects appear very bright. We strongly agree with AVP
CEO Leonard  Armato's  positive outlook for the Company "to achieve even greater success  in 2007."  Specifically,  we expect  the  Company to move from a slight published  net loss in 2006 to a strong  positive net income of $3 to $4 million in 2007 and substantially higher in 2008. In support of our assessment,  we note that the Company has recently: (a) signed or renewed sponsorship agreements with
McDonald's,  Hilton, Schick, Nature Valley, and Banana Boat; (b) has announced a schedule  of at least 18  events  for 2007 (up from 16 in 2006) and (c) plans on further reducing  expenses while expanding  revenue.  In conversations and other public  discussions,  AVP  Management  has said  nothing to dissuade us from our assessment of the Company's prospective earnings power.

Other positive factors  creating upside  potential to our estimates  include (a)
the recent ruling by the  California  Coastal  Commission to allow AVP to charge for 90% of paid admission at its California beach events during summer;  (b) the initiation  of a winter event season (not included in the 18 event count above);
(c) the redesign of AVP's  website,  which is now run by Major  League  Baseball
Advanced Media on a revenue share model and (d) and the absence of such one-time expenses as the $300,000 spent redesigning the logo in 2006.

PEER ANALYSIS:
AVP, a lifestyle sports entertainment company that focuses on live and televised professional  beach volleyball  events,  offers a uniquely  positioned  business model.  For  comparative  analysis  purposes,  we  use a  peer  group  of  other domestically traded lifestyle sports and entertainment companies focused on live and televised events.  Such peers include World Wrestling  Entertainment  (NYSE:
WWE), International Speedway Corp (NASD:ISCA),  Speedway Motorsports (NYSE:TRK),
and Dover  Motorsports  (NYSE:DVD).  We believe that AVP has much more  exciting growth prospects than this peer group.

---------------------                                     ----------------------
CUSIP No. 0241A205                    13D                    Page 25 of 25 Pages
---------------------                                     ----------------------

The proposed  acquisition  of AVP values the company at an  enterprise  value of
$31.8 million, or 1.48 times trailing 12 month revenue.  The peer group detailed above  trades at an average and median of 3.1 times  trailing 12 month  revenue.
Applying that same 3.1 times multiple of enterprise  value to trailing  12-month revenue would suggest a price of $2.38 per AVP share.

The same peer group trades at a median 9.2 times multiple of enterprise value to
2008  consensus  EBITDA  estimate.  Applying  this  multiple  to our 2008 EBITDA estimate implies a price substantially higher than the $1.50 closing price prior to the  announcement  of the  proposed  transaction.  Note that  forward  EBITDA increases even further for the intended  acquirers,  who would be able to remove public company costs.

Our reservations about this transaction  extend beyond the unsatisfactory  price being  proposed to the  process by which the deal was  proposed  and  evaluated.
There is an inherent  conflict  of  interest  in a buyout when the buying  group includes the existing  management  team. In such a  transaction,  the management team has little  incentive to seek the highest price for the existing  equity as its stake in the company will roll into the new company. Indeed, Mr. Armato will contribute  to the new  company  "all of the shares of AVP common  stock that he owns," making him at best indifferent to the price of this transaction.  We also note than AVP's  management's  ownership  stake is heavily skewed toward options rather than stock,  and it is unclear whether those options will be exercised or rolled into the newly created vehicle, perhaps for more tax-preferable founder's stock.

Jefferies & Co. appears to have a conflicted  role in the proposed  transaction.
Jefferies & Co. served as AVP's  financial  advisor to the special  committee of
AVP's board of  directors  on the  proposed  transaction  and also  rendered the opinion  that the  transaction  (for which it served as  financial  advisor) was indeed "fair to AVP  stockholders  from a financial point of view." We note that an analyst of Jefferies & Co., who has participated in AVP's  conference  calls, also covers World Wrestling Entertainment  (NYSE:WWE), a stock we include in our
Peer  Analysis  above and  presumably  one  included  in  Jefferies'  "fairness"
assessment.  Jefferies  analyst  Robert  Routh rates shares of WWE a BUY despite that  security  trading at close to twice the  multiple of  enterprise  value to sales accorded to AVP in this proposed transaction.

We are concerned that the evident conflicts in this case have resulted in a deal that is unfair to the outside shareholders.  We urge the Board to reconsider. As stated  above,  if the terms of the Merger  Agreement  are not amended to better reflect the true value of the  Company,  Diker  Management  will not support the transaction.

Sincerely,

DIKER MANAGEMENT, LLC
Michael Grant
Mark Diker
Charles Diker